January 10, 2014

Via EDGAR Correspondence

Mr. Gus Rodriguez

Securities & Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter, dated December 30, 2013, Related to File No. 001-34653

Dear Mr. Rodriguez:

We have reviewed the letter referred to above and respectfully provide the following responses:

Form 10-Q filed for the Period Ended September 30, 2013

Consolidated Statements of Cash Flows, page 7

1. Please revise in future filings, to disclose the origination and proceeds from sales of loans held for sale separately within operating activities in the statement of cash flows for each period presented.

The Company’s future filings will be revised to disclose the origination and proceeds from sales of loans held for sale separately within operating activities in the statement of cash flows for each period presented.

Note 3, Loans

2. Please revise future filings to provide a rollforward of troubled debt restructurings for each of the periods presented.

The Company has not historically provided a roll-forward of troubled debt restructurings as Company management does not believe it is required. Additionally, Company management does not use troubled debt restructuring roll-forward data at the portfolio level to manage, project or assess the risk associated with loans modified in troubled debt restructurings. Instead, the Company manages all credits on a relationship by relationship basis. As such, the

Company does not have a data system in place to capture the data necessary to present a roll-forward of troubled debt restructurings in a cost-effective manner. Company management reviewed recent filings of fifteen randomly selected peer banks and noted that a majority of the filers reviewed do not present a roll-forward of troubled debt restructurings in their filings.

Significant changes in total loans and nonperforming loans, including loans modified in troubled debt restructurings, are discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s quarterly reports filed on Form 10-Q and annual reports filed on Form 10-K. Company management believes these disclosures provide sufficient relevant information for investors to assess the financial condition and results of operations of the Company. Accordingly, the Company requests that it not be required to make the requested disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Trends and Developments – Asset Quality, page 32

3. Please address reasons for adjusting prior period balances and ratios to no longer reflect as nonperforming loans, accruing loans modified as troubled debt restructurings. Please also tell us why you decided to exclude accruing loans modified in trouble debt restructurings from your nonperforming loans effective January 1, 2013.

During 2012, the Company’s investors and financial analysts covering the Company indicated to Company management that many other financial institutions were not including accruing loans modified as troubled debt restructurings in nonperforming loan totals because these loans were performing in accordance with the terms of the modified loan agreements and thus were considered to be performing loans. Financial analysts further indicated that when evaluating the Company’s performance, they were recalculating the Company’s credit quality ratios to exclude accruing loans modified as troubled debt restructurings. Upon review of peer disclosures, Company management found that industry practice varied with regard to the presentation of accruing loans modified as troubled debt restructurings. Further, upon consultation with external auditors and legal counsel, Company management concluded that the exclusion of accruing loans modified as troubled debt restructurings from nonperforming loans would not be misleading to users of the Company’s financial statements, nor would the change in presentation mask or disrupt the Company’s reported asset quality trends. Accordingly, beginning January 1, 2013, in response to feedback from the investment community, the Company discontinued the presentation of accruing loans modified as troubled debt restructuring as nonperforming loans. Although these loans are not included as nonperforming loans, they continue to be treated as impaired loans for accounting and disclosure purposes.

Prior period balances and ratios were adjusted to exclude accruing loans modified as troubled debt restructurings from nonperforming loans to conform prior period presentation to current period presentation and improve comparability between reported periods.

Results of Operations – Noninterest Income, page 39

4. Please revise in future filings, to disclose the dollar amount of both mortgage loan originations and subsequent sales which occurred during the periods presented.

The Company’s future filings will be revised to disclose the dollar amount of both mortgage loan originations and subsequent sales which occurred during the periods presented, if such disclosure is relevant to the discussion of changes in the Company’s noninterest as described in Item 303 of Regulations S-K.

In addition, we acknowledge that:

•	First Interstate BancSystem, Inc. is responsible for the adequacy and accuracy of disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	First Interstate BancSystem, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Bailey at 406-255-5319 or our legal counsel, Gregory E. Lindley, Holland & Hart LLP at 801-799-5829 with any additional comments or questions you may have.

Sincerely,

FIRST INTERSTATE BANCSYSTEM, INC.

By:	/s/ KEVIN P. RILEY
Kevin P. Riley
Executive Vice President and
Chief Financial Officer